October 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 4628

Attn:	H. Roger Schwall, Assistant Director

Re:	Lilis Energy, Inc.

Registration Statement on Form S-1

Filed September 16, 2016

File No. 333-213653

Form 8-K Filed September 29, 2016

File No. 1-35330

Ladies and Gentlemen,

Lilis Energy, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated October 5, 2016 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently filing an amended draft of the Registration Statement on Form S-1 (the “Amended Registration Statement”) and an amended Current Report on Form 8-K (the “Amended 8-K”). If the Staff would like hard copies, please so advise and we would be happy to provide copies. All page number references contained in the Company’s responses below correspond to the page numbers in the proxy statement.

Registration Statement on Form S-1

General

1.	We note that the issuance of common stock with respect to your Series B 6% Convertible Preferred Stock and related warrants to purchase common stock is subject to shareholder approval. Please confirm that you will not request acceleration of the effective date of your registration statement until you have obtained shareholder approval such that you will have sufficient authorized shares to conduct the offering.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises that it will not request acceleration of the effective date of the Amended Registration Statement until after the shareholder meeting, which is currently scheduled to be held on November 3, 2016.

Exhibits

2.	Your cover page and page 114 of your prospectus indicates that K&L Gates LLP is your counsel. Please advise whether K&L Gates LLP will be providing an opinion on the validity of the common stock or whether you will be relying on the filed opinion of Fennemore Craig, P.C.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that K&L Gates LLP assisted with the preparation of the Form S-1 but that the Company will be relying on the filed opinion of Fennemore Craig, P.C. with respect to the validity of the common stock. Accordingly, the Company has revised the disclosure on page 114 of the Amended Registration Statement.

3.	We note that you appear to have omitted filing the 12% Convertible Subordinated Note Purchase Agreements entered into between December 29, 2015 and May 6, 2016 and the First Amendment to the Convertible Subordinated Promissory Notes dated August 3, 2016. Please file the exhibits or revise your exhibit index to indicate the location of these exhibits.

Company Response: The Company acknowledges the Staff’s comment and has revised the exhibit index in the Amended Registration Statement accordingly.

Form 8-K Filed September 29, 2016

Entry into a Material Definitive Agreement

4.	Expand the disclosure to identify the Lenders. It appears that they are the same investors who purchased the Series B Preferred Securities and Warrants. Clarify also whether the revision in the exercise price of the warrants was on a pro rata basis or otherwise. Please make corresponding changes as appropriate to the Form S-1.

Company Response: The Company acknowledges the Staff’s comment and has revised the Amended 8-K accordingly, as well as the disclosure on page 61 of the Amended Registration Statement.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed stamped and self-addressed envelope. If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3599 or e-mail me at nicholas.look@klgates.com.

Sincerely,

/s/ Nicholas M. Look

Nicholas M. Look
K&L Gates LLP

cc:	Ariella Fuchs, Lilis Energy, Inc.
Michael A. Hedge, K&L Gates LLP